Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street    |    Pal Alto, CA 94304-1115    |    tel 650.233.4500    |    fax 650.233.4545

Davina K. Kaile

tel: +1.650.233.4564

dkaile@pillsburylaw.com

VIA EDGAR

April 23, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Erin Jaskot, Esq., Branch Chief
Katherine Bagley, Esq., Staff Attorney
Patrick Kuhn, Staff Accountant
Doug Jones, Staff Accountant

Re:	1stdibs.com, Inc.
Draft Registration Statement on Form S-1
Submitted March 29, 2021
CIK No. 0001600641

Ladies and Gentlemen:

On behalf of 1stdibs.com, Inc. (the “Registrant”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated April 14, 2021 (the “Comment Letter”), relating to the Registrant’s Confidential Draft No. 2 of its Registration Statement on Form S-1, confidentially submitted on March 29, 2021 (the “Draft Registration Statement”).

The Registrant is concurrently confidentially submitting an amended Draft Registration Statement (the “Amended DRS”), which reflects changes made in response to certain of the comments contained in the Comment Letter. A copy of the Amended DRS marked to show all changes from the Draft Registration Statement is being provided supplementally with a copy of this letter for the convenience of the Staff.

U.S. Securities and Exchange Commission

The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Registrant’s responses correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Amended DRS.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 29, 2021

Prospectus Summary, page 1

1.

We note your response to comment 1, and your amended disclosure that you are “one of” the world’s leading marketplaces for luxury items. Please disclose the measure by which you are one of the leading marketplaces. For example, disclose whether you lead by market share, sales, revenues, etc.

Response: In response to the Staff’s comment, the Registrant has further revised the disclosure on page 1 to clarify that the Registrant is “…one of the world’s leading online marketplaces for connecting design lovers with many of the best sellers and makers of vintage, antique, and contemporary furniture ..... and fashion.” The Registrant respectfully submits that it believes the revised language more directly qualifies the referenced statement by clarifying that it is a leading online marketplace for the specified verticals of luxury design products, and not all luxury design products generally. Conforming revisions have also been made under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Company Overview” and “Business – Company Overview.”

The Registrant supplementally notes that it is not aware of other online marketplaces currently focused on luxury design products in its specified verticals and that it believes it is a leading online marketplace for the luxury design products in these verticals based on its number of listings of such products and its gross merchandise value. In response to the Staff’s comment, disclosure has been added on page 1 and under “Business – Company Overview” to state that the Registrant believes it is a leading online marketplace for these luxury design products based on the aggregate number of such listings on its online marketplace and its gross merchandise value.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Our Business Model, page 66

2.

We note your response to comment 13, including that your Trade 1st program is a buyer- only program and offers certain commercial benefits to Trade 1st members who are a subset of your buyers. Please amend the disclosure in an appropriate place in your filing to include the discussion in your response.

U.S. Securities and Exchange Commission

Response: The requested disclosure has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Company Overview” and “Business – Company Overview.”

Key Factors Affecting Our Performance

Sourcing and Quality of Our Highly-Curated Luxury Supply, page 69

3.

We note your response to our prior comment 18, and reissue the comment in part. Please tell us why you believe that the average retention rate provides investors with information necessary to understand the retention rate and its overall impact on your business, and how presenting the average for each year in a five-year period is appropriate given that 2015 appears to be the only cohort which is included in each of the years. In the alternative, please break out the data separately for each cohort.

Response: The Registrant respectfully submits that it believes the average retention rate provides investors with information necessary to understand the retention rate and its overall impact on the Registrant’s business because the average retention rate: (a) provides an appropriate balance of the Registrant’s historical GMV retention going back to 2015, (b) includes recent cohorts as more recent data is more meaningful and representative of its current business, and (c) provides more direct data consistent with how the Registrant evaluates its business, in lieu of presenting data for each cohort separately, which the Registrant believes would not be meaningful and possibly confusing to readers. The Registrant further submits that it believes presenting the average for each year going back to 2015 is appropriate given the characteristics of the Registrant’s business. Specifically, in contrast to other e-commerce businesses, the Registrant has a relatively smaller universe of professional sellers, thus seller retention is particularly important. Seller retention in turn depends on the Registrant’s ability to drive continued and increasing value for and through its seller base. The Registrant supplementally notes that the GMV retention rate has remained above 100% in each cohort and that this has been the case for all cohorts since the Registrant launched its e-commerce site in 2013. The Registrant further notes that the GMV retention rate for 2013 and 2014 is higher than the average shown (in the chart), which is to be expected given that its e-commerce site was launched in 2013 and thus there was a much smaller base of GMV in those years, which the Registrant believes is not representative of the more recent seller cohorts. Accordingly, the Registrant believes it was appropriate to exclude 2013 and 2014 data as such data would, in the Registrant’s view, not be meaningful to investors nor representative of the Registrant’s current business.

U.S. Securities and Exchange Commission

Buyer Acquisition Costs and Lifetime Value, page 71

4.

We note your response to comment 20, and your amended disclosure on page 72. However, your disclosure provides increasing value for the Registrant’s LTV/BAC ratio for each year in solely the 2017 cohort’s life, and provides no data for other cohorts with respect to the LTV/BAC ratio. To provide investors with context regarding how your LTV to BAC ratio is “increasing,” please amend your disclosure to provide LTV to BAC data for other cohorts before and after 2017. Please also tell us how you allocate retention marketing costs in a single year, including performance-based marketing, among the various cohorts.

Response: In response to the Staff’s comment, the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Factors Affecting Our Performance – Buyer Acquisition Costs and Lifetime Value” has been revised to clarify that the Registrant’s increasing LTV to BAC ratio for each specific cohort year over year demonstrates that it establishes long-lasting relationships with our buyer cohorts and drive increasing value over time. Specifically, for the 2017 cohort presented, the LTV/BAC ratio for year 1 was 3.4x, and increased to 4.1x in year 2, and 4.6x in year 3. The Registrant believes this is supported by the growth in the Registrant’s cumulative GMV, which is the core driver of LTV, per buyer cohort. Additional data regarding the growth in the Registrant’s cumulative GMV per buyer cohort has also been provided under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Factors Affecting Our Performance – Buyer Acquisition Costs and Lifetime Value.” Further, disclosure has been added in the same section to clarify that across the Registrant’s mature 2015-2017 cohorts, where it has more than three years of data, it generated an average three-year LTV/BAC of 4.5x, and that the 2015, 2016, and 2017 cohorts achieved a 3.7x, 5.1x, and 4.6x three-year LTV to BAC ratio, respectively.

In addition, the Registrant respectfully advises the Staff on a supplemental basis that it allocates retention marketing costs in a single year, including performance-based marketing, among the various cohorts as follows:

•	In any given period, returning buyers may be comprised of buyers from multiple cohorts.

•	The Registrant allocates retention marketing costs to a cohort based on the percentage of returning buyers coming from that cohort in a given period.

U.S. Securities and Exchange Commission

•	The resulting quotient is then multiplied by the total retention costs in that period (applying the mix of returning buyers to the retention period).

•

For example, for the first quarter of 2018, the Registrant spent approximately $0.6 million in retention costs and had 6,598 returning buyers in the first quarter of 2018, 2,266, or 34%, of which came from the 2017 buyer cohort and 1,526, or 23%, of which came from the 2016 buyer cohort. Accordingly, the Registrant would allocate 34%, or $0.2 million (34% of $0.6 million), of retention costs to the 2017 buyer cohort and 23%, or $0.14 million (23% of $0.6 million), of retention costs to the 2016 buyer cohort. The remainder of the Q1 2018 retention costs would be allocated in a similar manner to returning buyers from the other buyer cohorts.

The Registrant notes that it has not included specific disclosure regarding the foregoing in the Amended DRS. The Registrant respectfully submits that it does not believe this level of disclosure would be meaningful to investors and that it does not believe similar disclosures have typically been provided by comparable companies.

Liquidity and Capital Resources

Cash Flows

Cash Flows from Operating Activities, page 84

5.

Your discussion of cash flows from operating activities appears to focus on how this amount was derived in each period. The discussion should be a comparative analysis of material changes in this amount between periods. Refer to Item 303(a) and (b) of Regulation S-K. In your analysis, please note that references to results of operations, which is prepared on the accrual basis of accounting, and working capital movements may not provide a sufficient basis for an investor to fully understand comparative changes in terms of cash. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” for guidance. Your discussion should address the drivers underlying each factor cited. For example, discuss the specific items that created favorable and unfavorable movements in working capital in terms of cash and the reasons underlying such movements.

Response: The requested revisions have been made under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

U.S. Securities and Exchange Commission

The 1stDibs Marketplace

Trust, page 94

6.

We note your response to comment 18, including that the chart on page 69 represents retention rate for seller cohorts, and the statement on page 94 relates to on-platform GMV from buyers. To provide context for investors related to your buyer retention, please amend your disclosure in this section to provide your buyer GMV retention rate for 2019. As a related matter, please clarify how you attribute GMV to specific buyers or buyer cohorts, including how you define buyer cohorts, considering that you define GMV as “the total dollar value from items sold by our sellers through 1stDibs in a given month, minus cancellations within that month, and excluding shipping and sales taxes” (emphasis added).

Response: The requested disclosure regarding the buyer GMV retention rate for 2019 has been added under “Business – The 1stDibs Marketplace – Trust.” With respect to attribution of GMV to specific buyer cohorts, the Registrant supplementally notes that buyers are categorized into cohorts based on the date of their first purchase on the 1stDibs platform. GMV attributed to a buyer cohort represents the total dollar value from items purchased by that buyer cohort in a given period, minus cancellations within that period and excluding shipping and sales taxes. In response to the Staff’s comment, disclosure regarding the foregoing has been added under “Business – The 1stDibs Marketplace – Trust.” The Registrant supplementally notes that the reference to “sold by our sellers through 1stDibs” is included solely to underscore that the Registrant does not own or hold inventory.

*****

Please contact the undersigned at (650) 233-4564 or dkaile@pillsburylaw.com with any questions regarding the responses to the Staff’s comments or the Amended DRS, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

U.S. Securities and Exchange Commission

/s/ Davina K. Kaile

Davina K. Kaile

cc:	David S. Rosenblatt
Tu Nguyen
Ronald A. Fleming
Stephen M. Davis
Edwin M. O’Connor
Erica D. Kassman